10 September 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 116,000 Reed Elsevier PLC ordinary shares at a price of 991.8p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 128,460,935 ordinary shares in treasury, and has 1,141,385,229 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 29,014,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 67,000 Reed Elsevier NV ordinary shares at a price of €17.4524 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,191,994 ordinary shares in treasury, and has 661,368,232 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 16,796,801 shares.